Exhibit 21.1

Subsidiaries of Connect Biopharma Holdings Limited

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Connect Biopharma HongKong Limited	Hong Kong
Connect Biopharm LLC	California
Connect Biopharma Australia PTY LTD	Australia
Suzhou Connect Biopharma Co., Ltd.	People’s Republic of China
Connect Biopharma (Beijing) Co., Ltd.	People’s Republic of China
Connect Biopharma (Shanghai) Co., Ltd.	People’s Republic of China
Connect Biopharma (Shenzhen) Co., Ltd.	People’s Republic of China